Exhibit 99.1

ZIM Reports Record Financial Results for the First Quarter of 2022

Generated Highest Ever Quarterly Net Income of $1.7 Billion and Adjusted EBITDA1
of $2.5 Billion; Continued to Deliver Industry Leading Operating Margins

Q1 2022 Carried Volume Increased 5% Year Over Year, Significantly
Above Industry Average

Increased 2022 Full Year Guidance: Expect to Generate Adjusted EBITDA
of $7.8-$8.2 Billion and Adjusted EBIT of $6.3-$6.7 Billion

Declared Q1 2022 Dividend of $2.85 per Share, Representing
Approximately 20% of Quarterly Net Income

Haifa, Israel, May 18, 2022 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three months ended March 31, 2022.

First Quarter 2022 Highlights
•
Net income for the first quarter was $1,711 million (compared to $590 million in the first quarter of 2021), a year-over-year increase of 190%, or $14.19 per diluted share[2] (compared to $5.13 in the first quarter of 2021)

•	Adjusted EBITDA for the first quarter was $2,533 million, a year-over-year increase of 209%
•	Operating income (EBIT) for the first quarter was $2,243 million, a year-over-year increase of 228%
•	Revenues for the first quarter were $3,716 million, a year-over-year increase of 113%
•	Carried volume in the first quarter was 859 thousand TEUs, a year-over-year increase of 5%

1 See disclosure regarding “Use of Non-IFRS Financial Measures” below.
2 The number of shares used to calculate the diluted earnings per share is 120,438,898. The number of outstanding shares as of March 31, 2022, was 119,810,688.

•	Average freight rate per TEU in first quarter was $3,848, a year-over-year increase of 100%
•	Net leverage[1] ratio of 0.0x at March 31, 2022 (unchanged from December 31, 2021); reached positive net cash[1] position of $779 million
•	Declared dividend of approximately $342 million, or $2.85 per share, representing approximately 20% of first quarter net income
•	Entered into multiple charter agreements for 17 newbuilds, of which 3 are LNG dual-fuel container vessels

Eli Glickman, ZIM President & CEO, stated, “Building on an extraordinary 2021 for ZIM, we maintained our strong trajectory in the first quarter of 2022, delivering on our commitment to outstanding execution and profitable growth. Driven by the proactive strategies we have implemented to capitalize on both the highly attractive market and ZIM’s differentiated strategy, we once again generated our highest-ever quarterly revenues, net income and adjusted EBITDA, while achieving industry-leading margins. Consistent with our focus on identifying new profitable market opportunities, we have launched 10 new lines since the beginning of 2022, and we increased our carried volume quarter-over-quarter during a time when overall industry volume decreased. Our balance sheet remains very strong, with a positive net cash position combined with shareholder equity of approximately $4.3 billion at the end of the quarter.”

Mr. Glickman added, “We continue to position ZIM for long-term success, as we strengthened our future commercial prospects and improved our cost structure. Since the beginning of 2022, we have announced attractive chartering transactions for 17 newbuild vessels, securing modern and efficient tonnage particularly well-suited to serve on our expanded network of expedited services. Importantly, we will maintain flexibility to adjust our fleet size based on market conditions and be positioned at the forefront of carbon intensity reduction among global liners. The vast majority of the new capacity ZIM will add to its fleet is LNG-powered, which ensures that we will be more carbon and cost efficient and allows us to offer customers a shipping solution aligned with their own carbon reduction targets. We also continuously improve and upgrade the digital tools, platforms and solutions offered to our customers, aiming to enhance our commercial offering and provide superb customer experience.”

Mr. Glickman concluded, “Our strong results to date, combined with the 2022 long-term contracts secured at rates significantly higher than those in 2021, have boosted our confidence in our 2022 results and our ability to achieve superior profitability. Based on these, we are increasing our full year 2022 guidance, and now expect to generate Adjusted EBITDA between $7.8 billion and $8.2 billion and Adjusted EBIT between $6.3 billion and $6.7 billion. Our exceptional performance has also enabled us to continue returning substantial capital to shareholders, including a Q1 2022 dividend of $2.85 per share. We are excited to carry our exceptional momentum forward, continue executing our global-niche strategy and advancing ZIM's position as an innovative digital leader of seaborne transportation to maximize long-term shareholder value.”

Summary of Key Financial and Operational Results

	Q1.22	Q1.21
Carried volume (K-TEUs)	859	818
Average freight rate ($/TEU)	3,848	1,925
Revenue ($ in millions)	3,716	1,744
Operating income (EBIT) ($ in millions)	2,243	683
Profit before income tax ($ in millions)	2,219	644
Net income ($ in millions)	1,711	590
Adjusted EBITDA[1] ($ in millions)	2,533	821
Adjusted EBIT[1] ($ in millions)	2,243	688
Adjusted EBITDA margin (%)	68	47
Adjusted EBIT margin (%)	60	39
Net cash generated from operating activities ($ in millions)	1,660	777
Earnings per share (fully diluted) ($)	14.19	5.13
Free cash flow[1] ($ in millions)	1,483	645
	Mar 31, 22	Dec 31, 21
Net cash[1] ($ in millions)	779	509

Financial and Operating Results for the First Quarter Ended March 31, 2022
Total revenues were $3,716 million for the first quarter of 2022, compared to $1,744 million for the first quarter of 2021, primarily driven by improved freight rates, as well as an increase in carried cargo volume.

Operating income (EBIT) for the first quarter of 2022 was $2,243 million, compared to $683 million for the first quarter of 2021, resulting from higher revenues which more than compensated for increased costs, primarily bunkering and vessel chartering costs.

Net income for the first quarter of 2022 was $1,711 million, compared to $590 million for the first quarter of 2021. Net income for the first quarter of 2022 included a tax expense of $508 million, compared to $54 million for the first quarter of 2021.

Adjusted EBITDA was $2,533 million for the first quarter of 2022, compared to $821 million for the first quarter of 2021. Adjusted EBIT was $2,243 million for the first quarter of 2022, compared to $688 million for the first quarter of 2021. Adjusted EBITDA and Adjusted EBIT margins for the first quarter of 2022 were 68% and 60%, respectively. This compares to 47% and 39% for the first quarter of 2021.

Net cash generated from operating activities was $1,660 million for the first quarter of 2022, compared to $777 million for the first quarter of 2021.

ZIM carried 859 thousand TEUs in the first quarter of 2022, compared to 818 thousand TEUs in the first quarter of 2021. The average freight rate per TEU was $3,848 for the first quarter of 2022, compared to $1,925 for the first quarter of 2021.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $1,255 million from $3,850 million as of December 31, 2021 to $5,105 million at March 31, 20223. Capital expenditures totaled $183 million for the first quarter of 2022, compared with $133 million for the first quarter of 2021. ZIM increased its net cash position from $509 million as of December 31, 2021 to $779 million as of March 31, 2022. ZIM’s net leverage ratio as of March 31, 2022 was 0.0x, with no change from December 31, 2021.

Q1-2022 Dividend
In accordance with the Company's dividend policy, ZIM's Board of Directors declared a cash dividend of approximately $342 million, or $2.85 per ordinary share, reflecting approximately 20% of first quarter 2022 net income. The dividend will be paid on June 8, 2022 to holders of ZIM ordinary shares as of May 31, 2022.

Dividend policy: the Company intends to distribute a dividend to shareholders on a quarterly basis at a rate of approximately 20% of the net income derived during such fiscal quarter with respect to the first three fiscal quarters of the year, while it expects that the cumulative annual dividend amount to be distributed by the Company (including the interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of its annual net income.  All future dividends are subject to the Company's Board discretion and to the restrictions provided by Israeli law.

3 Subsequent to quarter end, $2.04 billion were distributed to shareholders in connection with the Q4-2021 $17.00/share dividend.

Chartering Agreements
During the first quarter, ZIM entered into multiple charter agreements for a total of 17 newbuilds, as follows:
•	3 x 7,000 TEU LNG dual-fuel newbuild container vessels chartered from an affiliate of Kenon Holdings
•	8 x 5,300 TEU wide beam newbuild vessels chartered from Navios Maritime Partners
•	6 x 5,500 TEU wide beam newbuild vessels chartered from MPC Container Ships

These versatile vessels can be deployed across ZIM’s various global trades, including the Company’s expanded network of expedited services. The vessels are expected to be delivered to ZIM throughout 2023 and 2024.

Collaboration with 2M Alliance Partners
In February 2022, the Company announced the formal extension and modification of its operational collaboration agreement with the 2M alliance partners. Effective April 2, 2022, ZIM and the 2M alliance partners began operating their joint services on the Asia – US East Coast (USEC) and Asia – US Gulf Coast (USGC) trades based on a slot exchange and vessel sharing agreement. Accordingly, ZIM currently operates two out of the six joint Asia to USEC services (ZCP & ZSE) as well as three additional vessels on one of two joint Asia to USGC services (ZGX).

Updated Full-Year 2022 Guidance
The Company increased its previously provided guidance for the full-year 2022 and now expects to generate Adjusted EBITDA of between $7.8 billion and $8.2 billion and Adjusted EBIT of between $6.3 billion and $6.7 billion.

Management Appointments
Mr. Nissim Yochai has been appointed EVP, President of ZIM USA, and is also responsible for the Latin America business unit, following a 6-year tenure as EVP Transpacific Trade. Ms. Hani Kalinski has been promoted to EVP Transpacific Trade, replacing Mr. Yochai. Ms. Kalinski has filled various management roles at ZIM, most recently as VP Medium & Small Countries.

Use of Non-IFRS Measures in the Company’s 2022 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2022 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and such corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-265-6958 or +1-718-705-8796; Israel +972-3-721-9662 or UK/international +44-1-212-818-004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
ZIM (NYSE: ZIM) is a global container liner shipping company with leadership positions in the markets in which it operates. Founded in Israel in 1945, ZIM is a veteran shipping liner, with decades of experience providing customers with innovative seaborne transportation and logistics services, a reputation for industry-leading transit times, schedule reliability and service excellence. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, global and/or regional political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2021 Annual Report filed with the SEC on March 9, 2022.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow under "Reconciliation of Non-IFRS Measures" below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET
(U.S. dollars in millions)

	March 31		December 31
	2022	2021	2021

Assets
Vessels	4,037.5	1,299.7	2,957.8
Containers and handling equipment	1,323.6	665.6	1,365.8
Other tangible assets	74.6	64.5	68.9
Intangible assets	77.5	66.8	73.8
Investments in associates	13.6	13.5	12.2
Other investments	306.2	3.1	169.2
Trade and other receivables	107.9	5.8	107.2
Deferred tax assets	2.3	1.6	2.1
Total non-current assets	5,943.2	2,120.6	4,757.0

Inventories	173.8	86.3	119.0
Trade and other receivables	1,386.4	700.3	1,278.0
Other investments	2,092.4	63.0	2,144.5
Cash and cash equivalents	2,727.2	1,188.4	1,543.3
Total current assets	6,379.8	2,038.0	5,084.8
Total assets	12,323.0	4,158.6	9,841.8

Equity
Share capital and reserves	2,009.8	1,992.4	2,011.4
Retained earnings (deficit)	2,246.1	(936.1)	2,580.6

Equity attributable to owners of the Company	4,255.9	1,056.3	4,592.0
Non-controlling interests	4.3	3.8	7.5
Total equity	4,260.2	1,060.1	4,599.5

Liabilities
Lease liabilities	2,784.2	1,055.1	2,178.7
Loans and other liabilities	171.3	440.2	120.8
Employee benefits	57.1	63.2	65.6
Deferred tax liabilities	122.6	34.2	120.6
Total non-current liabilities	3,135.2	1,592.7	2,485.7

Trade and other payables	2,946.2	538.7	1,086.3
Provisions	31.6	25.6	28.3
Contract liabilities	596.6	295.6	618.3
Lease liabilities	1,238.4	508.2	893.0
Loans and other liabilities	114.8	137.7	130.7
Total current liabilities	4,927.6	1,505.8	2,756.6
Total liabilities	8,062.8	3,098.5	5,242.3
Total equity and liabilities	12,323.0	4,158.6	9,841.8

CONSOLIDATED INCOME STATEMENTS
(U.S. dollars in millions, except per share data)

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021

Income from voyages and related services	3,716.4	1,744.3	10,728.7
Cost of voyages and related services:
Operating expenses and cost of services	(1,118.3)	(880.6)	(3,905.9)
Depreciation	(284.4)	(128.1)	(756.3)
Gross profit	2,313.7	735.6	6,066.5

Other operating income	4.6	2.4	14.5
Other operating expenses	(0.1)	(0.1)	(1.0)
General and administrative expenses	(77.1)	(55.9)	(267.7)
Share of profit of associates	1.4	1.5	4.0

Results from operating activities	2,242.5	683.5	5,816.3

Finance income	21.4	6.8	18.8
Finance expenses	(45.3)	(46.3)	(175.6)

Net finance expenses	(23.9)	(39.5)	(156.8)

Profit before income taxes	2,218.6	644.0	5,659.5

Income taxes	(507.6)	(54.4)	(1,010.4)

Profit for the period	1,711.0	589.6	4,649.1

Attributable to:

Owners of the Company	1,708.8	587.6	4,640.3
Non-controlling interests	2.2	2.0	8.8

Profit for the period	1,711.0	589.6	4,649.1

Earnings per share (US$)
Basic earnings per 1 ordinary share	14.25	5.35	40.31
Diluted earnings per 1 ordinary share	14.19	5.13	39.02

Weighted average number of shares for EPS calculation
Basic	119,910,688	109,777,778	115,105,504
Diluted	120,438,898	114,508,115	118,933,723

CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in millions)

	Three months ended March 31,		Year ended December 31
	2022	2021	2021

Cash flows from operating activities
Profit for the period	1,711.0	589.6	4,649.1

Adjustments for:
Depreciation and amortization	290.2	133.6	779.2
Net finance expenses	23.9	39.5	156.8
Share of profits and change in fair value of investees	(1.5)	(2.5)	(4.7)
Capital gain	(4.0)	(0.4)	(8.7)
Income taxes	507.6	54.4	1,010.4
Other non-cash items	2.5		20.8
	2,529.7	814.2	6,602.9

Change in inventories	(54.8)	(34.1)	(66.8)
Change in trade and other receivables	(96.3)	(174.2)	(766.5)
Change in trade and other payables including contracts liabilities	36.0	175.7	555.9
Change in provisions and employee benefits	(2.1)	(0.7)	6.6
	(117.2)	(33.3)	(270.8)

Dividends received from associates		0.7	4.4
Interest received	3.2	0.7	3.5
Income taxes paid	(755.7)	(4.9)	(369.1)
Net cash generated from operating activities	1,660.0	777.4	5,970.9

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, investments and affiliates	5.3	0.5	10.9
Acquisition of tangible assets, intangible assets and interest in investees	(182.5)	(133.0)	(1,005.0)
Acquisition of investment instruments, net	(182.9)		(182.5)
Change in other receivables	(0.3)		(101.8)
Change in other investments (mainly deposits), net	99.8	(2.1)	(2,064.7)
Net cash used in investing activities	(260.6)	(134.6)	(3,343.1)

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	59.2		50.0
Issuance of share capital, net of issuance costs		205.4	205.4
Repayment of borrowings and lease liabilities	(208.9)	(190.4)	(1,191.3)
Change in short term loans	(20.0)	(1.0)	(16.0)
Dividend paid to non-controlling interests	(4.5)	(2.8)	(4.7)
Dividend paid to owners of the Company			(536.4)
Interest and other financial expenses paid	(40.5)	(34.8)	(160.0)
Net cash used in financing activities	(214.7)	(23.6)	(1,653.0)

Net change in cash and cash equivalents	1,184.7	619.2	974.8
Cash and cash equivalents at beginning of the period	1,543.3	570.4	570.4
Effect of exchange rate fluctuation on cash held	(0.8)	(1.2)	(1.9)
Cash and cash equivalents at the end of the period	2,727.2	1,188.4	1,543.3

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT
(U.S. dollars in millions)

	Three months ended March 31,
	2022	2021

Net income	1,711	590
Financial expenses (income), net	24	39
Income taxes	508	54
Operating income (EBIT)	2,243	683
Non-cash charter hire expenses	0	1
Expenses related to legal contingencies	0	4
Adjusted EBIT	2,243	688
Adjusted EBIT margin	60%	39%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
(U.S. dollars in millions)

	Three months ended March 31,
	2022	2021

Net income	1,711	590
Financial expenses (income), net	24	39
Income taxes	508	54
Depreciation and amortization	290	134
EBITDA	2,533	817
Expenses related to legal contingencies	0	4
Adjusted EBITDA	2,533	821
Adjusted EBITDA margin	68%	47%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITES
TO FREE CASH FLOW
(U.S. dollars in millions)

	Three months ended March 31,
	2022	2021

Net cash generated from operating activities	1,660	777
Capital expenditures, net	(177)	(132)
Free cash flow	1,483	645